UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2025

Commission File Number: 333-275242

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Neo-Concept International Group Holdings Ltd

(Registrant’s Name)

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10/F, Seaview Centre
No.139-141 Hoi Bun Road
Kwun Tong
Kowloon, Hong Kong
(Address of Principal Executive Offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Financial Statements and Exhibits.

In connection with the extraordinary general meeting of shareholders of Neo-Concept International Group Holdings Ltd., a Cayman Islands company (the “Company”), the Company hereby furnishes the following documents:

Exhibit No.	Description
99.1	Notice of Extraordinary General Meeting of Shareholders dated February 10, 2025
99.2	Form of Second Amended and Restated Memorandum and Articles of Association
99.3	Form of Proxy of Extraordinary General Meeting of Shareholders

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Intelligent Group Limited
Date: February 10, 2025	By:	/s/ Eva Yuk Yin Siu
	Name:	Eva Yuk Yin Siu
	Title:	Chief Executive Officer, Chairlady of the Board and Director